

Dear investors,

Dear Investors,
As we look ahead, the travel industry faces dynamic changes driven by shifts in geopolitics, culture, environmental priorities, and technological innovation. These forces will redefine when, where, and how people explore the world. Together, we are uniquely positioned to embrace these changes and thrive in an ever-evolving landscape. Through misterb&b and weere, we continue to create enriching, authentic experiences that bring our community closer together.
As we continue to advance our mission of creating a safer and more welcoming world for LGBTQ+ travelers, it's essential to reflect on the existing challenges. Recent developments, such as policies and rhetoric from the new American administration that undermine

LGBTQ+ rights, remind us why platforms like ours are not just valuable but essential.

Years ago, when raising funds to bring this platform to life, I often heard, “Why would anyone need a platform like yours?” The underlying suggestion was that the world no longer needed safe spaces for LGBTQ+ individuals. Yet, time and time again, the reality proves otherwise. Discrimination, exclusion, and fear still impact millions of LGBTQ+ people globally.

This is why our work is so important. Every safe stay we facilitate, every connection we foster, and every story we amplify is a step toward showing that equality and inclusivity are not negotiable—they are fundamental.

We are grateful for your continued support and belief in our mission to connect the global LGBTQ+ community through travel. As we move forward, we are excited about the opportunities that lie ahead and are committed to navigating any challenges with your support.

We need your help!

To actively support your investment in misterb&b, consider listing your spare space on our platform. Not only can you earn additional income, but you'll also contribute directly to our growth. Additionally, please consider booking your future trips through misterb&b. With our extensive portfolio of 1.5 million properties worldwide, including hotels, villas, and apartments, you will surely find the perfect accommodation for your travel needs.

Sincerely,

Matthieu Jost

CEO

Francois De Landes De Saint Palais d'Aussac

COO

Marc Dedonder

CCO

How did we do this year?

REPORT CARD

B-

☺ The Good

We leveraged AI to streamline operations, resulting in a 30% reduction in customer service and payment tickets

Weere-misterb&b unveil new logos to reflect our growth beyond travel and strengthen real-life connections within the LGBTQ+ community

Weere 2.0 cut churn by 25%, boosting LGBTQ+ ties.

☹ The Bad

Google's March 2024 update hit us hard due to covid legacy tech issues. Slow load speed led to penalties.

Paris Olympics disrupted travel trends, reducing leisure stays in a key destination and lowering peak summer booking volumes.

New city losses due to regulation: Western Australia, Alberta, Nova Scotia, and Port Angeles (WA) are no longer available

2024 At a Glance

January 1 to December 31



$3,925,369 [6%]
Revenue



-$610,069
Net Loss


IOU!

$677,963 [23%]
Short Term Debt



$0
Raised in 2024



$1,088,912
Cash on Hand
As of 01/31/25

INCOME BALANCE NARRATIVE


Revenues
Profit
$4,170,972
$3,925,369


-$90,000
-$610,069
2023
2024

Net Margin: -16% **Gross Margin:** 89% **Return on Assets:** -15% **Earnings per Share:** -$0.02

Revenue per Employee: $91,288 **Cash to Assets:** 40% **Revenue to Receivables:** 468

Debt Ratio: 24%

MBB_Consolidated_Financials_2024.pdf

We ❤ Our 2,486 Investors

Thank You For Believing In Us

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Buckley Carlos...
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Paul Bohm
Kevin Zuber
David L Ransom Jr.
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Jim Rosser
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Charles Johnson
Georgios...

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Nicholas Tham Wen...
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Stephen Gellatly	Joel Kaatz	Ricardo Allen	Douglas QUERL	Morgan Z Whirledge	Maria Clarissa Fionalita
Jeremy Hebert	Kenneth R Noto	Maxamillian Klinoff	Alan Duarte	Jatin Shah	Thomas Negran
Marc Ramsey	Scott Poniewaz	John Santo	Peter Ross	Reid Hodges	Sittipong Nutsatit
William Huckeba	Barry Wood	Yvonne Moussa	Vadim Milman	Lyle Notice	Carlos Mas Rivera
Christopher...	Guillermo Di Bella	Adam Johnson	Jared LeBlanc	Stephen A Chretien	Juan Esteban Arango
Don Meeks	Tanesha Honeygan	Saravanan Kannapiran	Chris Price	Bent Kjelsberg	Frank Palazzolo
Dotun Kenny Akinwale	Thomas Murray Jr	Martin Steinbach	Cory Liebmann	Tyler Mills	Daniel Ancrum III
Kenneth Welch	Melvin Kasanrokijat	Brian Kight	Gary Carroll	Chima Agbam	Zi Gin Pan
Henry Igid	Melanie Williams	Michael Sausser	Yvonne Charles	Felix Nwokolo	Willis Lin
David DeGroat	Daniel Kidd	Jerome Espinosa...	Christy Gray	Carlos Hill	Essam Omar
William Walker	Chris Wong	Harshad Joshi	Robert Szymanski	Terrance Montgomery	Narapati Bhattarai
Laxman Khanal	Nirmal KATTEL	Jorge Medina	Harold Cheek	Hillard Harrison	Sean Brandel
Audrin Navarro	Orapin Bailey	Greg Lakey	William Dorn	Janelle Cooper	John Porter
Mitchell Gibson	Riccardo Minelli	Jim Betoni	Lawrence Damian...	Dakarai Aarons	John Lindner
Allan Michael Sandidge	Nolan Greene	Denis Jaeger	Vic Yang	Gary M. Klein	Thai T. Bui
Frederick Fulmer	Michael Myers	Luke Williams	Florin Badita	Tiffinie Notary	John Pereira
J. A	Stephan Edwards	Rucci Franco	Catherine L Buchanan	Victor Iglesias Morges	Annette Malveaux
Eric Harvey	Scott Hinkle	Sushanto Calatur	Scott Snyder	Kyle Naylor	Rob Jardine
Rachel Ham	Cesar Salazar Zegarra	Tobal Loyola	Sherry Cochran	Grant Hawthorne	Chinta Mani Bajgai
Gabe Lopez	Ian Davies	Onur Varol	Jérémy Lecoeur	John Frezoulis	Rh Christensen
Simon Lysnes	Brian Wright	Ricardo Rivera-Yagnich	Samuel Koester	Eric Mayer	Geoff Stafford
Brad Betten	Louis H RODRIGUEZ	Burton Melius	Todd Reade	Andrew Wigg	Mark Hunker
Jaco Botes	Randy Frank	Mark Warren Hill	Rey Medina	Emmanuel Vaughn	Eric L Hernandez
Georg Andreas Broch	Roger Perea	Rolf Roemer	Hua Zhao	Dennis Elkins	Charles Steilen
Rick Hurlbut	Yong Ken	Don SPRADLIN	Andrew Dagg-Murry	Raul Soto	James Mewes
Joseph Boyer	David Brodzenski	Samuel Quinones	Anthony Hand	Craig Stephen...	Mauro Faraoni
Kirk M Gilmore	Chris Gallaway	Michael Leonard	Howard Levinson	Michel Galvez Bautista	Brad Takemura
Martin Phillips	Christian Lush	Jeffrey James Osmer...	Colton Weeks	Mitsuo Miyashiro	Marc Echeveste
Mike Scott	Cristóbal Deantas	Sergey Shitov	Jackie Lee	Bjoern Wendland	Jonatan Milewski
Danis Joh Ray GT	Ludovic David-Heredia	Guy Ben-Gad	Nuno Milagres	Babak Ashrafi	Kurt Dahl
Jordan Matney	Justin Fisher	Keith Hunt	David Jennings	Mike Giardino	Kevin A Barry
Tom Horton	Miguel Garcia Lopez	Alberto Aparicio...	Blake Bryant	Shawn King	Michael Martinez
Wei Hu	Taylor Yunis	Armis Sanchez	Neil Baker	Robye Lumb	Dana Frederick...
Gérard Bion	Matthew Jones	William Hudson	Mark Sinclair Johnson	Mochila Daniel Galecio	Darrick Jackson
Christian Andres...	Jon Bartlett	Sam Goldsmith	Nelson C. Savino-...	Wladimir Salazar	De'vannon Hubert
David Coates	Gene Lauze	Joseph Edwin	Cory Clines	Martin Fuchsberger	Ulf Mikaelsson
Walter A. Segovia	Gan Eng Wee	Michael Johnson	Sreecharan...	Spence Harrell	Vishwa Schoolwallah
Humberto Garcia	Maro Orte	Roberto Ortiz	Aaron Riggins	Alex Ace Antazo	Alojsia Betta Guerra
Martin Broadstock	Savalas Colbert	Jack Yee Tan	Todd Ellison	Enrique V Godinez	Boris M. Riek
Riccardo Tinnirello	Ellis Moses	Stanley M Pearlberg	Ron Tiesler	David Burman	Ken Willard
Curtis J. King	Jose Cortes	Fernando Valle	James Schwartz	Daniel Thad Aley	Brian Franklin
Bartek Novack	Martin Verstelle	Sean Churgin	Chase Ragazzi	Kevin Perrin	Brian Coffey
Marc Hoban	Scott Rivelli	Travis Thuringer	ROBERT...	Sean Borg	José Francisco...
Carlos J Avila	Atanas Christov	Matthew Anderson...	Patrick Thiele	Yannis Zapantis	Kevin Wong
Benjamin Samuel...	Marobert Prum	Taylor Kozaczki	Aaron Mueller	Javier Campos Gavilán	Sergio Ayrton Rojas...
Matt Wilce	Panagiotis Tsaki	Just Arnaud	Josh Ledeon Steele	Marcio Kobayashi	Aymeric Leger
Ron Ellis	Baylen Fernandez	Jason DeMoranville	Tuomo Rapo	Michael Moniz	Adam Thodey
Bazikwinshi IRA Koze...	Atticus Li	Marcelo Mota	Tim Sexton	Octavian Oancea	Kevin Stacy
Edwin Yu	Francisco A Martinez...	Michael Simon	Tony White	Daniel G. Ledo	Joseph Lease
Tina Horowitz	Justin Bearden	Robert Son	Thinh Timothy	Bryan Rosado	Jorge HENRIQUES
Andy Fang	Elma Joery Canoy	Michael Harris	John Andrew Dueñas	Stas Miczyk	Juan Zavala
Cole Caruso	Axel Goedecke	Hany Youssef	Hank Paul	Kevin Hughes	Khayal Alasgarov
Alan Vonlanthen	Logan Cai	Cyril Shestakov	David S Embry	Jimmy Chau	Michael Mazzaroppi
Steven Hook	Dirck Rilla	Curtis Edgar	Lopez Jammer	Richard Renn	Jonathan Guirales
Robert Leeper	Don St Jules	François David	Sibuelk Moraes	Francisco Hec	Elkin Arroyo
Leonard Sullivan	David Giehl	Scott Galimidi	Francis berdah	James Bake	Bryan Boccard
Michael Aswad	Ernesto Hidalgo	John O Toole	Vasily Pronin	Anthony Melo	Wily Ang
Fernando Guzmán	Matthew Breuer	Joe Hinson	Pouria Pezeshkian	Cameron Hill	Anthony Williams
Shane McEwen	Austin Nation	Tiffany Shafer	Mario Malčak	Michael Michael	Alejandro Duran
Robert Stephen...	Catherine Chen	Pierre Japhet	Derrick Lancaster	Steve Rodriguez	Mike Galway
Mark Eaton	Jo Tra	Stephen Best	Paulo Arriola-Headley	Allen Brown	Peryoun Ily
David Tong	Will Hong	Johnny Pierce	Yannic Herzog	Patrick O'Driscoll	Jeanna Motmans
Daniel Chow	Stephen Morales	Darrell B Perry	Kerry M Remlinger	Ken Macy	Alexandre Morey
Michael Butler	Alejandro Martinez	Rian Metelko	Edward S Campanaro	Trever Rivera	Pascal Thompson
Shayne Alarid	Michael Williams	Francois Nicolas Flipo	Lucian Dobrin	Janis Lielamers	Vinod Gauba
Dominic Garafola	David Lawrence...	Berhan Duncan	Raphael Sousa	Rob Bergmann	Vaitea Matehau
Paul R Grace	Joe Collins	Derek Schulz	Justin Meyer	Brandon Keith	Joel Dwyer
Damion Washington	Joshua Hamilton	Shinsuke Itakura	Anselm Bucheimer	Eric Scott Williams	David Aguilar
Gissell Cowing	Shaunna Theriault	Andrew Kissling	Jamie Driscoll	Chattray A Chea	Bill Peter Ferguson
Blair Bryant Nichols	Chris Prickett	Martin Roberts	Phillip Newton	Sandro Siljan	Brett Palmer
Lee Brocklehurst	Gary Hicks	Kevin Klein	Ron Foster	Amey Patankar	Dino Fabio

Andre De Beer	Heriberto Rivera...	Brian Lawlor	Richard Goldstein	Cathy Conzi	Tom Lengyel
Felino Dela Merced	Edward Song	Mitzi Bokolas	Kenneth Njoku	Josh Gutteridge	Manuel Ursprung
Maximilien Lesnes	Nuno Vasconcelos	Gregory Rossi	Karan Hinduja	Danielle Amiel	Erik Teno
Lance m	Ed Nun	Michael Gerbatsch	Jc Jaramillo	Alan Izat	Ebelsain Villegas
Falk Bandt	Craig Heath	Jason Brian	Nikolaos Christoforou	Steven E Young	Bernard Headland
Daniel Bhalla	Stephane Martin	Richard Herbach	Jonathan Grupp	Dom Tiu	John Bridges
Mark Peturson	Len Lanzi	Jonathan Bierner	Hugo Mussenden	Jeffrey Cohen	Bruce Arell
Ashley Camidge	Bill Godwin	Kevin Smith	Chris Hou	John Milu Truesdale	John Veal
Rob Braga	Carnell Brame Jr.	Mauri Portillo	Chris Shields	Anthony Glenn	Juan Herrera
Kokoe Johnson	Josh Liptzin	Jan De Ceuleneer	Jorge Colunga	Damon Phares	Lars Richard...
Vova Engelsberg	Geoffrey Milton	Saifuddin Rahmat	Thomas Oestergart	Asher Taylor-Dawson	Wilfrid Jean-francois
Jose F Cuesta	Bear Jo	James Balaguer	Oege Goslings	Gene Craig Coombs	Ed Waaler
Rick Muirhead	Dwight Schmidt	Chad Foster	Cody Osterman	Dan Webb	Kathi Taylor Laarz
Qarlos Villagran	Alberto MANSERVIGI	Svein Sundalsfoll	Jerry Hemstock	Ernesto Catalán	Mauro Walden-...
Rodrigo Caicedo...	Juan Sebastian Pardo	Jai Crouch	Sammy Vargas	Robert Brandon Sokol	Patti Neal
Cameron LeCave	Nadir Alkan	Julie Williamson	Mitchell Nadel	Cesar Hz	Thierry Gerard Alaux
Daniel A Porta, Jr	Maria C Arevalo	Jamika Palmer	Rob Finch	Robert Ellington	Michael D Hetchler
Greg Brady	Nancy DiRienzo	Elizabeth Gonzalez	Jerry Boyette	Clyde Wilcox	Hyacinth McFarlane
John Ferris	Erick Skiest	David Close	Bobby Edelman	John REDMON	Benjamin Torrese
Chris Meador	Jamie Banes	Ash Anderson	Rhonda Holloway	Ravi Singh	Charles Pressler
Mark O'Donnell	Andrea Chin	Peter Goatz	Agustin Castillo	Laxman Dahal	Arlene Schwartz
Renato Lopes Becho	Steve Goodwin	Sergio Macias	Gamar Vincent	Colin Thomson	Bernard Young
Adam Martindale	Aidan Smith	Juan Cristobal...	Sébastien Bonte	Molly Waseka	Diana Thai
Sander Wagter	Becca La Viña	Kevin Morrah	André Mura	Laurent Gautheron	EDGAR DE LAS ALAS
Oliver Xiaoxiao Chen	Nick Purkis	Vibhor Mishra	Jill Krol	Duncan Crabtree-...	Gregoire Ohannessia...
Laurent Chaix	Kardin P Ulysse	Benjamin Mena	Elliott Coyne	Al Soulette	James Spiegel
Wendy Harris May	Paul Webster	Raimon Trujillo Coris	Reyner Tantra	Seann Cook	Kela L. Grigoryan
Jeremy Davies	Dwayne Stowe	David E. Holmes	David Tignor	Mone Lee	Marino Mtz
Luiz Fernando Da Silva	Matthew Ives	Marco Bianchi	Ian Dale Harris	Diane Kathleen Harris	Kathleen Anne...
Dean Cox	Kawika Alfiche	Holden Karau	Chris Rayford	Mark Porter	Daniel Ehnbom
Frankie Cabrera	Jamie JM	David Karpiak	Fabrice Lacambre	Pereira Pedro	Alexei Farinas
Kyle A Smith	Ayodeji Otuyelu	Gabriel Lespinasse	Changu Newman	Isa Tao	Pablo Simo
Gary Prentice	Kyle Anderson	Adrian ORTIZ	Robert Cox	Shane Bostrom	Shah Seidz
Jason Gould	Myles Kenny	Jeffrey J Hobgood	Steven PEREZ	Roger Klorese	Tze Yep
Daniel Kubina	Mark Carrasco Wu	Jace Lee Ledet	Ryan Zynger	Dave Edwards	Miguel ESPINOSA
Vincent McGrath	Heriberto Vizcarra	Dan Newmark	Mark Reid	Derek Hartman	Todd Brittain
Rick White	Miguel Rivera Figueroa	Marquejovan Brown	Mark DAnna	Christine Cunningham	Paolo Lombatti
Shinya Tabata	Derek Hewlett	Mike Ahmed	Gerolamo Giusto	Brian Heim	Armin Schmidt
Carlos Palacio	Craig Hines	Adam Lucas Pettit	Ryan Snow	Tawan J Bowling	Michael Dela Cruz
Phillip Broomhead	Nicholas Kanellopoulos	Roberto Maldonado	Balaguru Nallusamy	Leo M Sanchez	Vinny Tamagna
Ash Khaleem	Yeung Kwok Fai	Mark Jacyszyn	Tim Murphy	Grégory Bernard	Christian Ramirez
Brian Geiger	Josh Zimmerman	Aric Chen	T K	Cliff J LeJeune	Peter Stredder
Barnes Moore	Harm Klaas Naaijer	Joel Vazquez Jaime	Edward Monie	Cameron Cegelske	Ed Niblock
Kenn Boyle	John Parrish	Danielle Blasko	Victoria Langdon-...	Andres Soto Bustos	Cristov Russell
Harrison Melton	David Leon	Daniel M McCarthy	Roger Hampshire	Brad Bawtinheimer	James Garnett
Maria Mariani	Vlad Ionescu	Shaun Brown	Thomas Gorenflo	Rich Evans	Alexander Elfatairy
Andrew Jeffery	William Neil Baird	Gary Lynch	Gazzera Christian	Norberto Veras	Gordon FISHER
Robert Novakovic	Jeffrey Greenberg	Jeff Rehfeldt	Craig Kay	John Wallace	Amit Anand
Kevin Adams	Jonathan Chung	Daijreous Poole	Rainer Filthaut	Johnny A Land	Manuel Cortez
Jeremy Hinman	William Padilla-Pagan	Robert Dewey	Davy Raphael...	Teng Kit Foong	David Jones
Pietro Briocchi	Enrique Perez	Erik Giesen	Channa Obeyesekere	Yoan Sourisse	Raymond Hayes
Sam Williams	Lim Yee Lin	Steven Singletary	Jebin Gautam	Anthony Davidowitz	Garrison Adomian
Dinesh Lalchan	Nick Shabanoff	James E Warren	Andrea Propersi	Christopher Maudsley	Gregory Osiegbu
Robert C Ganser	John Madison	Mathias Fobi	Sarah S Pollak	Rory Sugino	Joseph Quickle
Walter Smith	Brian Hopkins	Craig Friedman	Joseph M. Jones	Paul McHenry	Shana Sharp
Andrew Bycoffe	Steven Carroll	Carl Russo	Scott C Graham	Loren Locke	Mitchell Sternard
Ralph Cecere	Leila Mirza	Patricia Snow	Elizabeth Harris	Paul Flores	Malcolm Oglesby
Clyde Martin	Dena Glassco	Kristine Halida	Mark Moore	Oliver Ray Reed	Glen VanderKloot
Christopher Lamont	James Elwyn Lytle	Corrado Farina	Jordan Dixon	RAMON PASCUAL	Nicholas Kouros
Jackie CLayton	Budhy Damian Widjojo	Joshua Daniels	Tyler A Lawrence	Xavier Vaucois	Andrew Knight
Dann Michael Arreola	Gregory Morales	Dennis Wilson	Ariel Reyes	Allan Wernham	Olivier Lacheze-Beer
Patrick Feeney	Ahmed Alqaizi Alfalasi	Nicolas Vallet	Eric Shoen-Ukre	Justin Wood	Mark Troy
Joel Bautista	Raoul Grandhomme	Steve Ratkay	Eric Janssen	Ray McCawley	Steven G McCloy
Jean Paul Salchli	Andrew Haine	Rick Leach	David Vaughn	Tieres Tavares	Hunter Jones
Christopher Jambor	Karl Jones	Martin Schlegel	Howard Alexander	Neil Mauricio Skinner	Richard Goffin
Daniel Soto	Rastislav Kanuch	Michael Komatsu	Andrea BOGHI	Mohammed K Aaref	Danton Tsang
Stephen Magee	Michel Jansen	James Hartman	Larry Gnatzig	Cory Kantorowicz	Guillaume LIONNET
Brian Randal Harradine	Paul Carlyle	Pascal Chesnot	Alan James Christie	Nadir Wright	James Michael...
Alexander Smotrov	Sir Michael Norsworthy	Robert McArthur	Kenneth Granle Jr.	Joel Russell	Darryn Wolff
Bryan Pruett	Carrington S....	Robert Jeremy...	Enrique Rosa...	Aamir Z Farooqi	Michael Allen Hullett
Miklos Molnar DR	Robert Cline	Charles M. Seigel	Jamie Bridenstine	Steve Graf	Willem Remmelink
Felipe Dini	Mark White	Hervé Rey	Harold Stevens	Zachariah Roehn	Ross Bishop

Laurent Samama	Cameron Gertz	Scott Minervini	Guillaume Pépin	Phat Nguyen	Marc Giacomazzi
Siraj Tahir	David Greene	Marc Breit	Yaron A Tov	Jay Paul Bullard	Michael Herzfeld
Brian Arthur Dohe	Vivek K Hatti	Muhammad...	Ralph Durst	Gary Vaughan	Marc Rich
Robert Meadows-Stein	Wan Yee Cheak	William Boyd	Hong Kim Hoong	Roger Lund	Robert Faust
Joseph Mercado	Charles Hayter	Jorge L Lastra	Britt Plattner	Thomas Engler	Richard Lawson
Stephen Robert Bryan	Nathan Gary Flood	Christopher Coneys	Brendon Weeks	Javier Vico	Berger Benoît
Nikolaos KOULOUSIOS	David Desjardins	Siu Kee Tsang	Christoph Paulweber	Dave Matthews	William Gadomski
Joseph D Hogan-...	Robet Anderson	Jay S	Rakshet Sachdev	Tanner Tallon	Eamon Roche
David B FIELDS	Michael Aaron Green	Donald S Ratledge	G D	Stephen A Rhodes	Douglass Garibaldi
Jimmy Saade	Ryan Weightman	Jonathan Wright	Chris DeBerry	Dae Bogan	Rey Del Pilar
Nicolas LECOANET	Mark Yurich	Paul Dana Garofolo	Eric Bianchini	Walter Bridgham	Vikrum Vishnubhakta
Aaron Brown	Rodrigo Teixeira...	Fructuoso Menchavez	Luis Ornelas	Paul Norman Aragon...	Anthony Scarcello
Shao Wei Chia	Fabian Pirmann	Wulveryck Thomas	Krzysztof Klusek	Daniel Martinez...	Naina K Dhaurali
Christof De Beer	Ravaut Frederic	Ronald Gonzalez	Kingsley Ojukwu	Srikanth Rao	Jimmy Guire
Mark A. Wallace	Charles A Strode	Jose Hermida	Alex Hnatov	Jay Alan Smith	Carter Vineyard
Nemanja Babic	David Bolduc	Edward Bonilla	Sean Marz	Quentin Morgan	Eric Scheiner
Alexander Martin	David M McClelland	Morgan Purrier	Brian Stewart	James Brevard	Shamar Thomas
Wayne Barbin	Alireza Hemmati	Beniere Romain	Matthew Brooksher	Andrew Hopkins	Kevin Kruger
John Maloni	Steven Schroeder	Urscheler A Daniel	Endre Foerland	Leigh Cambre	John B Fish
Peter Mcgrane	Fajar Adi Prasetyo	Hart T Roussel	Jason Haile	Donald C Spare	Kyle Matthews
Casey Greene	Shawn Patrick O'Neill	Blake Hensley	Dr. Michael Faller	Benjamin Redmond	Nerjusi Mikolaitis
Derek Cabaniss	Ryan Montoya	Lloyd Thompson-...	Olivier SEGOT	Vincent Barbato	Daniel Stec
Ruben Castillo	Thaddeus Logan	Garrett Lawlor	Ronnie Andrade	Mark KINZIE	Colin Fraley
Eric Chew	Patrick Sheeran	Ron Giddings	Bradley S Ballard	Christopher Harmon	John Twomey
J F OMARA	Rashaan James II	Ryan Masser	Dc Smith	Edward CHURCH	David D. Rolls
Patrick Niedo	Franco Boffice	Thomas Carver	Mark Madden	Patrick Myers	Hsiu Ming CHANG
Hanon Julien	Carlos Arturo Marrufo	Tracy Mabone	Richard Cardin	Patrick Hancock	Willard Korson
Scott Albright	Surajit Bose	Louis Sostilio	Mark Lundberg	Rudolph Koser	Tzu Yu Huang
Carlos Cesar Solano...	Steve Williams	Connor Dowling	Adrian Jaeger	Patrick Naong	L A Farmer
Raymond M Conforti	Olivier J	Anton Marais	Andrew Douds	Jonathan Leonard	Robert Pesch
Duhen Florian	Sebastian Montiel	Scott Knapp	Frederick Van Wijk	Charles W Knaack	Jacky LECLERC
Daniel RAPON	Vincent James	Nicolas Fortuna	Timothy Roger Post	Darrius Upshaw	Darryl Shears
Ashfaque Omer	Dean Broadhurst	Frank Rossi	Terry F Robinson	Scott Rogers	Kai Hern How
Josef WOJTKOW	David Mesecher	John Hempstead	Frederic RENAUT	David Jackson	Dave Roberts
Mark Monaghan	Mark Danak	Edward Garcia	Walter Bowles	Michael Bennett	Robert Reynolds
Mark Terna	Cliff Beard	Robert Reeley	Roger Johnson	Nida Goulding	Dale Collings
Rodney Salvas	Mishaan Magan	Vance VOGEL	Edward Kendrick	Gilles Collong	Vagner De Moraes...
Ron Wallen	Lester Alan Smeal	Diego Fernandez Baca	David Drabkin	Michael Pool	Samuel Mayhue
Ed Stanton	Zachary Jacquez	Andrew, Jr. Morehead	Mario Marin	Joel Froding	Kevin Chung
Sapna Thapa	Cory Don Elrod	Ramon Garcia	Andrew Leibman Jr	Bryant Edwards	Julian Nanang Gani
Orlando Martinez	Kevin Krupa	Paul Nowak	Hong Chee WAH	Joel LOPEZ	Adam Lopez
Jason Irving Simmons	Peter Rosenberg	Castel PRALINE	Sudhir Popat	Clément DUBEROS	Jonathan Whitten
Ross Grübel	James Wilkins	Helen Ryan	Clyde Terry	Gary Cotterell	William T. Johnson
Stephan Judge	Kenneth Colangelo	Will Tatam	Joao Carlos Correia...	Steve Guarnaccia	Michel Napoli
John Thackray	Nicholas Clark	Blerim Kukaqi	Jedadiah Jamerson	Christoph Wegener	Fernando Carreon
Brian Ziemba	Ronald F Martin	Felix Kuemmerli	Alan Winchell	Pravin MAURYA	Gianni Galli
Li Jia LONG	Davide Silvestre	Ariel Saliva	Michael Dubin	Gregory Hayes	Carlos Arias
Garry Staegemann	Howard Cunningham	Carl Fergus	Harald Breuer	Olivier Selles	Justin Weatherby
Kristopher Thompson	Dean Klassy	Thomas Valentino	Raymond Wiehe	Stephen Jefferson	Enrico Eastmond
Ken MacKenzie	Andrew Laird	Peter M. Cafaro	Anthony Siskos	Roberto Romero-Perez	Christopher Adam...
Nick Ly	Kevin Rowland	Michael Connolly	Michael Connolly	Mr Gavin McStay	Szkudlarek Gregory
Ron Alexander	Mark McMahon	Gerald Grant II	Kevin Hovis	Brandon Saiz	Duane Pulford
Samuel Hoffman	Kelly James Stutes	Rajiv Desai	Andrea Cavagnini	Tom De Blaes	Keith JOINER
Bryson Higgins Kelpe	Luis Balaguer	Roger Jerome	Angel Jova	Craig Kimbrough	Fabio GHERSINI
Mikkel C. Simonsen	Glenwood Bowser	Alexander Solovey	Xavier Lalizel	Sébastien TOMASI	Arnaud Houvet
Roman Sacharov	Adam Hurt	Judd Goldberg	Colin R HUNTER	Francisco Araiza	Fernando Ona
John Rothgerber	Calvin Smith	Mario Munoz	Edouard Primaux	Kevin Carbajal	Chad Townsend
Jesse Bernard	Donna Sapp	Juanito Ilagan	Paul R. Barnard	Alan Lessik	Juan German
Lorenzo Rodriguez Y...	Iqbal Haer	Choonsik Moon	Brent Lawrence	Romain Delebecque	Donald Garrett
Atif Javaid	Curtis Brown	Brian Causey	Charles Lee Johnson	Sumit Pokarna	Asim Naqvi
Tony Nelson Kadir	Walter Lewis	Brendan Parlor	George Montaus	Roberto Bugarini	Roberto Reyes
Fernando Esteban...	Leon Horvat	Byron Alfredo Pérez...	Dellane Harry	Arnold Jitchaku	Jaime E VACA
Francois Roux	Vincent Hibbert	Herman L Quinn Jr	Oscar Rivas	Miles Sari	Jeff Durgin
Trevin Zerfass	Joshua Tims	Jan Hendrik De Bruin	Thomas Hankins	Larry Martin	Keith Rochefort
Stephen Sweet	Giorgio Molinario	Yulian Dimitrov	Adrian Petelski	Cooper Jager	Stefan Eich
Donna N Goodwin	Lavone Fisher	Jayfarh Pour	Sebastian Felipe...	Kendra Chapman	Roy Ofir
Cyrille Pertuisot	Hanif Javanmard...	Tika Dahal	Daren Christensen	Brian Tj Jackson	Kevin Moore
Martin Wagner	Nerinder Ajaj Biharie	Basil Fraser	Ravi Raj Akula	Eric Vickers	Mark W. Thompson
Joseph Brem	Euan Mancer	Nathan Webber	Benjamin Buaud	Jost Stéphanie	Michel Vellard
Ryan Wu	Felix Tirado	Chin P Quek	Dan Hupkowicz	Lewis Tasker	Ram Bhattarai
Miguel Angel Diaz...	David Ullmer	Pete John Buenafe	Nicolas Staelens	Iker Ibáñez Baños	Prashant Shukla

Vadim Kudabaev
Harald Ober
J Orlando Santos
Girard Bertrand
Armando Vera-Torres
Emmanuel Dubois
Jaime Enrique Castro
Nicholas Carre
Stephen A Wright
Abdulla Aldilaijan
Ronald Mulder
Bardoux Roger
Pierre SERNE
Ian Allan Anderson
Irene Nazareno
Theodore Grant...
Adelaide Kauffmann
Alan Howard
Saravanen KANNAN
Joseph Sass
Heriberto Gonzalez
Ben Bateman
Rabeau Vincent
Alberto Grau Martins...
Mira Kracke
William Kaneversky
Robert Lacy
Mr. Randy Manaigre
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John Cross
John Williford
Marcelo Paulo Chueiri
Brian Oentoro
Zhuoran Dai
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Gerardo Boccara
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John Bellaire
Robin Lengton
Theo Trapalis
Michael Browne
Willem Vandermaesn
Richard Palmer
Michael P. Belmonte
Robert Baker
Saverio Gigli
Joseba Imanol...
Paul King
Daniel R Rose
Boris Manis
Ron Kelly
Darryl Smith
Vincent Thomas
Thomas Wu
Gerald Wood
Cesar BORJA
Kevin D Owens
Ernest E Phinney
Deverick Martin
Laneshia N
Terrence O James
Stephan Lehmann
Juan Pablo Palacio
Derek Davis
Zachery Oman
Thomas C Hartman
Blair Joseph Merriam
Davin Hutcheson
Daniel Kim
Paul Mayhook

Paolo Vanoni
Shannan Johns
Boyan Velev
Michael R. Scullary
Bernard JOYEUX
Clayton Nottleman
Harvey Owen
Jan M Den Ouden
Nigel Locker
Alexander Cox
Mark Bernstein
Andres Campillo
Alexander Delahoz
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Epifanio Figueroa
Peter Brooks
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Scott Lorsch
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Jeremie Vuillquez
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Shawna E Evans
Jose Martin Ramos-...
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Bryan Matson
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Nefetari Mells
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Thomas Sitrin
Gertrude Denk
Brian T. Stires
Anthony John Newton
Daniel Holguin
Robert Mercado
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Dean Muir
Gustavo Trejo
Jeffrey Nichols

Latoya Godwin
David Pascoe
Adolfo Yee
Ignacio Avila Jr
Mollie Ouma
Lisa Russell
Srinivas Muktha
Robert M. Robledo
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Anthony Albano
Mercedita Oducado
Edward Keith Manson
James Crouch
Kauffmann ETIENNE
Jost Denys
Robert Brian Vohs
Francisco Rojas Aleix
Silvio Grasso
Johan Lotz
Brian Didsbury
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Lamar Robinson
Vince Lee
Philippe Lauber
Bruno MAESTRI
André Jean REMY
Ché Smith
Patrick Savourey
Mr Jeff WHYTE
Far Ann YESSOUFOU
Jess H.
Jason Radlinger
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Matthias Ladwig
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Moe Al-Ali
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Richard Young
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Guy Bernar
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Alexander Ali Lajevardi
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Marek Prachař

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M William JOUVE
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Martins De Barros
Gary Nobel
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Baliram Patiram
Davender Bhardwaj
Giovani Alexander...
Steven Dick
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Maclin BENOIT
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Rio Caceres
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Nirmal Jayesh PATEL
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C R Ratliff
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Stanley Chiu Wing...
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E VDE
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Alain CAILLAUD
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Angel Lopez
Lim Choon How...
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Magnus Johann...
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Carlo COLOMBARINI
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Vimeux Hochberg
Mark Kats
Debra Beasley
Greg Rowley
Syrina Foster
Milton Hallin
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Margarita Olmos
David Bugbee

Pierluigi Gianni Vecchi	Keith Pearson	Atul Gupta & Ala...	Jeffrey Steinour	Jorge Lizon Ramon	Roderic David
Jim Davidson	Lou Gittler	Brian Jorgensen	Antoine Montgomery	John Ramirez	Joel Srour
Robert Keith	Andrew Dena	Amir Abouzalam	Patrick Buckley	Juho Ahlman	Janel Fletcher
Asaf Max	Manoj Kunchala	Caren Bolling	Bryan Dunham	Michael Escobar	John Studenka
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Elizabeth Pasternak	Matthew S LaValle	Jiang Yu	Marius Asifiwe	Ayana Cooper	Trent Moore
Lawrence M Campana	John R Smith	Patrick O'Day	Daniel Blanco	Ricondo Crutchfield	Kenneth Taubenfeld
John ENRIQUEZ	Craig C. Kinsey	D. Beatrice Frias	N IRA J Kumar VERMA	José Luis Quiroga...	Nathan Smith
Linda Archer MIller	Francis H Devine	William Bond	Jay Graboff	Michael Barabash	Brandi Lopez
Wayne Pitter	Sébastien Moulin	Ainsley Cephas	Thomas Mayer	Muhammad Jazil	Sam Scalise
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Frank Tang	Kerry Knott	C David Weyman	Leana Rodriguez	Bradley Gallop	Thomas Durden
Bruce Custer	Rod Ciocho	Walter Rowntree	Justin D Bengry	Yulin Wright	Beverly Jenkins
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Michael Lyons	Andrew G. Roots	Ntale Lukama	Cameron Constant	H. Prema	James R Anderson
Paulo Henrique De...	Greg TURKO	Jean BOURCEREAU	Anton Grabovski	David Bohnett	Anton Georgiev...
Christopher Felton	Dan TRAN	Ananta P Khanal	Sulexan Chery	Eufred Houndegla	Zhengbin Xu
Nicholas Rush	Paul Caire	Luis Javier Alvarez	Juan Carlos Rosas	Sheldon E AUSTIN	Eddie Young
Stephen Dean Six	Mike Albar	Elliot Kimelman	Sarah Bruno	Daniel Kim	Phyllis Hamm
Judah Greenberg	Jeannette Maya Romo	Harvey Kivel	Michael Seidl	Fabien Ratisseau	Leraitre Alain
Jacobus Dirk...	Edward Bobbett	Tennyson Lyttle	Jemal Earle	Belinda Watson	Lokesh Wuluvarana
Tyler La Fronz	Omar K Wills	Michael Howkins	Richard Persaud	Bart Van Ree	Beverly Marable
Branden Lane	Brenden Darby	Andrew Bambury	William Richardson	Mark Brice	Chris Pettis
Eric Schreiber	Kelly Vielmo	Noah Williams	Andres De Artola	Luis Marques	Marcus Story
Holger Sprengel	Bryan E. Johnson	Vincent Y Coville	George Lasch	Jonathan Rabon	Richie Johnson
Cline Phillips	Peter Clifton	Shaka McGlotten	Keith Darnell Jones	Albertus LADENIUS	Gary Spondike
Dale N Tonkins	Connor Rubin	Adrian Gifford	John Luke Durbin	Randy Hayle	Wayne Warwick
Matthew Ellis	Matty Bracco	Griffin Quirk	Donald Ragland	Ernst Novembre	Miguel Fabregas
William Jason Stanford	Kathy Gibson	Yolanda Gardner	Lionel Dorthe	Sylvain Raillard	Neil Matthews
Duncan Hudson	Christopher Sylvie	Edward Maza	Pierrick Marchand	Francois Jacobs	Philippe Balanche
Thomas Haywood	Justin L Prater	Dennis Mai	Philip Schneider	Janet Shen	Steve Jackson
Howard Davidson	Andrew Manly	Roel Garcia	Phillip C Hamel	Vlad Slavskii	Olivier DURAND
Rabbe Ringbom	Anthony Lindo	Thomas Nicolas	Karthik Thenkondar	Jeffery Skaife	Ryan Hood
Jp REYNARD	Rabineau Christophe	Simon DIDIER	John Alston	Mark Wood	Phil Freed
Stephan Michael Maras	Jean Christophe...	Randal E. Fry	Philip R Smith	Paul Brown	André Linh RAOUL
Mark Koeck	Elroy Quenroe	Graeme Wilkinson	Richard A Jones	Jesus Leija CASAS	Eleanor Vale Hargie
Eleanor Vale Hargie	James T Turpin	Florent Heurtier	Luc Lemmens	Mario Davila	Wislene Charles-Sims
Ramon Gonzalez	Kevin Pazar	Bryce Baker	John Worrell	William J SIMPLER	Troy Dreesman
Florentin BIZIEUX	Dina Snow	Jon Paul Parker	Rafael Escobedo	Patrick G Kiely	Hasani Adams
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Jay P Dufrechou	Brian Bothwell	Jeremy Johnston	Heriberto Lausell Jr.	Praveen Rajendran	Liam Barrett
Jon McEwen	Matthew Hrna	Thomas Crawford	Juan Carreno Saenz	Jonathan Rick	Paul JONES
Clayton Cooper	Scott Barr	Christoph Nelles	Irwin Keller	Thomas Dale Vance	Alton S Fabre III
Richard Bauer	Vansit Vajrabukka	Greg Simons	Guido J Cubellis	Leonidas Gonzalez	Devin Johnstone
James Girard	Edward B Creedon	Donatas Laurinaitis	Zackary Lyons	Jason William Cupp	Gregory Hinson
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James Laurence Moore	Nicholas Bulmer	Christopher Atwood	Glyn Pritchard	Joseph Organ	Stephen Stott
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Paul Komaromi	Dhanasekaran...	Camille Beydon	Christopher C Cole	Erik Mantsch	David Stockwell
Wael Bittar	Delfido A Quinones	Jesus Galaz-Montoya	Arnaud DALLE	Jörg Bentele	Edward Wolf
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King Long Lam	Brett Tollman	Samer Al Amad	John Kimball	Andrew Van SICKLE	Wayne Epps
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Daniel Martell	Robert J McCouch	Allan McGuy	Daniel M STARR	Charles Hooper	Eli Itah
Victor Lawrence	Yodé Olubajo	Simon Rodriguez	Jason Lim	Keith LUTZ	Lance Hoagland
Rick Frazier	Chris RAMEY	Robert Fickel	William Ramirez	Omar Argueta	Robert Dinelli
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Willem Van Den Berg	Robert J Merck	IRA Geringer	Jacob J Fickel	Daniel Wilson	Tommie Wilson
Chih Hsiung Hua	Steven R Shappell	Richard Hinchman	Delbert Anthony	Jeffrey Saturno	Paul Kendrick
John Goss	Luke Rowland	Anthony Potter	Howard Owen	Neil Halson	Wei Ting Tsai
Efrain GARCIA	Ales Salokar	Marinus Jan Van Der...	Luong Van Ha	Gregary Drinenko	Ian Moseley
Francesco Donolo	Jorge Lorenzo Vila	Henry Rogers	Alexander Fulton	Jorge Urias Pena...	Patrick Osborne
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Bryan McColgan	Lamin ANICET-...	Peter Frank	Larry Winchowky	James Ramakers Van...	Bashar A J...
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Paul Curley
Albert Palacios
Tom Frank-Levy
Michael D'Amico
Jeff Hillard
Chester Witham
David Paganini
Cameron Gerhold

Elissa Oppenheim
Constantine Patsimas
Martin Stebbings
Troy Schneiter
Michele E Vaughan
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Scott Urbanowski
Katie Kobetsky

Megan Goldstein
Jeffrey A Jones
Gregory Baker
La'kendrick Allen
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Alexa Denner
Robert Engels

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June Evans
Edgar Sandoval
Patrick Zane Pate
William Richardson
Angel Javier Carrasco
Paul Williams

Doron Lee
Joseph Agustin
Christopher N Otway
Lisa Hall
Thomas Lambert
Piotr F Zaczynski
Larry Dobson

Jose Manuel Villalaz
José Antonio García...
Greg Nacozy
Muntaser Baddar
Alvaro Mojica
Daniel Osborn
Steven Kimmey

Thank You!

From the misterb&b Team



Matthieu Jost

CEO

13+ years as an entrepreneur. Improved short term rental marketplace aimed at LGBTQ community



François de Landes de Saint Palais

COO

Entrepreneur, Co-founder and COO at Sejourning - France-based short term rental between individuals



Marc Dedonder

CCO

ROI content & digital/social media marketing strategy, 16+ years experience in leadership/management



Anissa Truchet

CMO

15+ years experience in online marketing from Editor, Agency and Advertiser sides, E-commerce expert



Jean Bourcereau

Board Member

Managing Partner at Ventech



Anthony Bazhuhin

CTO

Ruby on Rails Team Lead, Experienced Technical Lead / Project Manager



Anton Waitz

Board Member

General Partner at Project A Ventures.



Arnaud Houvet

Head of Operations

Head of Operations

Experienced Accounting and Financial Administration Manager, Oversees accounting, administrative, HR

Details

The Board of Directors

Director	Occupation	Joined
Anton Waitz	VC @ Project A	2017
Marc Dedonder	CCO @ misterb&b	2014
Francois De Landes De Saint Palais d'Aussac	COO @ misterb&b	2014
Jean Bourcereau	VC @ Ventech	2017
Matthieu Jost	CEO @ misterb&b	2014

Officers

Officer	Title	Joined
Marc Dedonder	CCO	2014
Francois De Landes De Saint Palais d'Aussac	COO	2014
Matthieu Jost	CEO	2014

Voting Power

No one has over 20% voting power.

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
03/2015	$113,888		Section 4(a)(2)
04/2015	$1,073,337		Section 4(a)(2)
08/2015	$2,027,099		Section 4(a)(2)
01/2017	$1,139,500	Safe	Section 4(a)(2)
05/2017	$8,426,153	Preferred Stock	Section 4(a)(2)
04/2019	$50,000		Regulation D, Rule 506(c)

07/2019	$1,047,068		4(a)(6)
08/2019	$250,200		506(c)
10/2019	$106,841		Regulation D, Rule 506(c)
10/2019	$60,000		Regulation D, Rule 506(c)
11/2019	$55,000		Regulation D, Rule 506(c)
12/2019	$284,388		Regulation D, Rule 506(c)
12/2019	$200,000		Regulation D, Rule 506(c)
04/2020	$10,000		Regulation D, Rule 506(c)
04/2020	$100,000		Regulation D, Rule 506(c)
05/2020	$40,000		Regulation D, Rule 506(c)
05/2020	$480,000		Other
05/2021	$420,322		4(a)(6)
02/2022	$3,069,244	Preferred Stock	Regulation D, Rule 506(c)

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
04/09/2019	$50,000	3.0%	10.0%	$40,000,000	04/09/2022
10/02/2019	$106,841	3.0%	10.0%	$40,000,000	10/02/2022
10/27/2019	$60,000	3.0%	10.0%	$40,000,000	10/28/2022
11/13/2019	$55,000	3.0%	10.0%	$40,000,000	11/13/2022
12/02/2019	$284,388	3.0%	10.0%	$40,000,000	12/02/2022
12/03/2019	$200,000	3.0%	10.0%	$40,000,000	12/03/2022
04/20/2020	$10,000	3.0%	20.0%	$40,000,000	04/19/2023
04/25/2020	$100,000	3.0%	20.0%	$40,000,000	04/24/2023
05/04/2020	$40,000	3.0%	20.0%	$40,000,000	05/03/2023

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
BNP	05/28/2020	$480,000	$264,162	0.25%	03/10/2025	Yes

Related Party Transactions

SFO84, Inc and it's wholly owned subsidiary Pinklab 360 have a related party loan due to them in the amount of $27,319. The loan was issued in 2015 to Appartlib, a shareholder in the Company. The loan has no specific maturity date, interest rate, or repayment terms, but is expected to be repaid as the Company becomes profitable.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights

Class B Common Stock	40,000,000	2,038,386	Yes
Class A Common Stock	7,500,000	6,962,950	Yes
Preferred Stock	22,376,418	16,223,582	Yes

Warrants: 0
Options: 450,607

Form C Risks:

Like all the travel industry, the company has been hit by the Covid19 pandemic with 95% dropping business YoY. The future of the travel industry is uncertain and revenues may continue to suffer.

The return of Covid19, lockdowns or a new epidemic can also be potential risks to the business

We may need to acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to changes in technology in order to continue growing our business.

The company may face difficulties attracting customers which could undermine its operations and severely impact its ability to operate.

We may be subject to future governmental regulations. Aspects of our business and our products may be regulated at the local, state, and federal levels. The nature and scope of future legislation, regulations and programs cannot be predicted. While we anticipate that we and our products will be in compliance with all applicable governmental regulations, there still may be risks that such laws and regulations may change with respect to present or future operations. Such additional costs would increase the cost of investments and operations and decrease the demand for services. We and our products will be ultimately responsible for compliance with such regulations and for obtaining and maintaining all required permits and licenses. Such compliance may be time consuming and costly, and such expenses may materially affect our future ability to break even or generate profits.

To increase revenues we must expand our userbase. To accomplish this, we must increase our visibility in the marketplace. Potential customer must be aware we exist and be able to find us. We need to demonstrate how our website can be useful to them. That could require us to devote more resources to marketing efforts, including advertising and other expenses, to build public awareness of our brand. Even with an enhanced marketing effort, there is no guarantee that we will be able to increase the number of new visitors to our website and in turn, convert them into customers or users. Any number of conditions could affect the success of our marketing effort, which could have a negative impact on user experience with our website and adversely affect our results of operations and future growth.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and

experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

From time to time, the Companies may be involved in claims and legal actions arising in the ordinary course of business. The Companies are not presently involved in any legal proceedings which management expects individually or in the aggregate to have a material adverse effect on its combined financial condition or results of operations or cash flows.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The

Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the

Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a Convertible Note is determined by the investor, and we do not guarantee that the Convertible Note will be converted into any particular number of shares.

As discussed in Question 13, when we engage in an offering of equity involving Stock, Investors may receive a number of shares of Preferred Stock calculated as either the conversion price equal to the lesser of (i) 90% of the price paid per share for Equity Securities by the Investors in the Qualified Financing or (ii) the price equal to the quotient of the valuation cap of $40,000,000.00 (the "Valuation Cap") divided by the aggregate number of outstanding shares of the Company's stock as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or any other debt).

Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors. Among the factors we may consider in determining the price of Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the
market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

SFO84, Inc

Delaware Corporation
Organized March 2014
43 employees
584 Castro Street
San Francisco CA 94114 https://www.misterbandb.com

Business Description

Refer to the misterb&b profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

misterb&b has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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